

June 8, 2010

Mr. Terrence Babilla
President, Chief Operating Officer,
      General Counsel and Secretary
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **RE:** **Sport Supply Group, Inc.**
> **Schedule 13E-3/A**
> **File No. 005-40925**
> **Filed May 18, 2010**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-15289**
> **Filed May 18, 2010**
> **Schedule 13D/A filed by CBT Holdings LLC**
> **Filed March 17, 2010**
> **File No. 005-40925**

Dear Mr. Babilla:

      We have reviewed your response to our letter dated May 12, 2010 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 2

1. It appears that you have not revised your summary term sheet and the rest of your filing to limit your use of defined terms. Accordingly, we re-issue comment four of our letter dated May 12, 2010.

Special Factors, page 18

Background of the Merger, page 19

2. We note your revised disclosure on page 22 that "ONCAP does not have any relationship with CBT," but nonetheless asked "if CBT would be opposed to ONCAP or its affiliates entering into a transaction with the Company at a future time." Please

revise your disclosure to clarify, as you do on page 25, that ONCAP asked CBT whether it would be opposed to such a transaction because of CBT's position as one of the company's largest shareholders.

3. Please also explain what prompted a representative of the CBT Group to recommend to ONCAP that they arrange a meeting with senior management of the Company to discuss a possible transaction.

4. We note your response to comment 15 of our letter dated May 12, 2010. Please revise your disclosure to discuss the results of your attempts to acquire additional sales force teams and the reasons the board determined that a major recapitalization or stock buyback were not "viable alternatives at the then current time."

5. We note your response to comment 16 of our letter dated May 12, 2010. Please revise your disclosure to indicate, as you did in your response letter, that Carlson Capital was not a signatory to the side letter agreements, and the reason that ONCAP did not request Carlson Capital's post-merger participation in the surviving company.

6. Please disclose the alternative assumptions that the Special Committee believed supported a higher valuation of the Company, as discussed at the January 18, 2010 meeting.

Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors, page 30

The Merger Agreement page 30

7. We note your response to comment 21 of our letter dated May 12, 2010. Although we understand that you believe that there is no single method of determining going concern value, it is unclear why no such method was used to determine the going concern value of Sport Supply. Please expand your disclosure to explain why you believed that the determination of a going concern value for Sport Supply was not material or relevant for the analysis of substantive fairness. This comment applies all filing person's discussion of this factor.

8. We note your response to prior comment 18 of our letter dated May 12, 2010. Considering the current market price of your stock is a factor that should be considered by the Special Committee and the Board in determining the fairness of the transaction, please revise your disclosure to state why the Special Committee and Board determined the transaction to be fair notwithstanding the fact that the offer was only $.02 over the closing price on the last trading day before the Special Committee recommended the Merger Agreement.

9. We note your response to prior comment 22 of our letter dated May 12, 2010. Please revise your disclosure to state, as you do in your response, that the Special Committee and the Board did not view the range of valuations provided by Houlihan Lokey's discounted cash flow analysis as a controlling factor in their evaluation of the substantive fairness of the merger consideration and, in doing so, explain why.

10. We note your responses to comments 23 and 24 of our letter dated May 12, 2010. Please revise your disclosure to explain how the listed factors support the special committee's determination that the merger did not have "to be structured to require the approval of a majority of the unaffiliated stockholders or that an unaffiliated representative" did not have "to be retained to act solely on behalf of the unaffiliated stockholders in order for the Merger to be fair." In addition, we re-issue these comments as they relate to the fairness determination of the CBT Group.

Opinion of the Special Committee's Financial Advisor, page 37

11. We note your responses to comments 26, 27 and 28 of our letter dated May 12, 2010. In particular, we note your and Houlihan Lokey's assertion regarding "the difficulty in ascertaining a complete list of entities that could be deemed affiliates of the Filing Persons." Please supplementally explain why the Filing Persons are unable to identify which entities are their affiliates. Alternatively, please revise part (b) of your statement in your response to each of these comments to delete the knowledge qualifier as it relates to the relationships between the Filing Persons or their affiliates, on the one hand, and Houlihan Lokey or its affiliates, on the other hand.

12. We note your response to comment 32 of our letter dated May 12, 2010. However, disclosure relating to limitations of reliance by the shareholders in the fairness opinion or in the summary of the fairness opinion in the prospectus are inappropriate and should be deleted. Accordingly, we re-issue that comment with respect to the fairness opinion and the summary of the fairness opinion in the prospectus.

Financial Projections, page 45

13. We note your response to comment 29 of our letter dated May 12, 2010. Please clarify what you mean by "key" line items; if these line items constitute all of the material line items taken from management projections, please state as much or revise to provide all of the material line items. Also, please revise your disclosure to state that additional information regarding the financial projections is available to investors in the presentation materials that have been filed with the Schedule 13E-3.

Purposes of and Reasons for the Merger, page 47

14. We note your response to comment 34 of our letter dated May 12, 2010. It does not appear that you revised your disclosure to discuss the reasons that the company

determined to engage in the transaction at this time as opposed to any other time in the company's public company history. Accordingly, we re-issue that comment with respect to the disclosure regarding the company's reasons for engaging in the transaction at this time.

Position of the CBT Group as to the Fairness of the Merger, page 51

15. It does not appear that you revised your disclosure in response to comment 35 of our letter dated May 12, 2010. Accordingly, we re-issue that comment. Note that it appears that you also revised this discussion to remove any consideration of historical market prices; please address that factor as well.

Schedule 13D/A filed on March 17, 2010 by CBT Holdings, LLC, et al.

16. We note your response to prior comment 46. We refer to Item 4 of Schedule 13D and Exchange Act Rule 13d-2. Your response indicates that CBT's plans and proposals as disclosed in its prior beneficial ownership reports changed only on the date that the finalized Voting Agreement and Rollover Agreement were executed by the parties (i.e., March 15, 2010). Please advise us of the consideration you have given to whether CBT and affiliates reporting on Schedule 13D decided in principal to effect a change of plans with respect to their ownership of the company's securities prior to March 15, 2010. For example, please supplementally advise us of the dates of any internal CBT discussions regarding the proposed agreements and transaction and/or the internal date CBT or the Trust approved (orally or in writing) the proposed transaction following the execution of the side letter agreement. We may have further comment.

Closing Comments

As appropriate, please amend your filings and respond to these comments promptly or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, Mellissa Duru, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3757, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan J. Bogdanow, Esq., Vinson & Elkins, LLP
        Via Facsimile